SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of January 2009

Commission File Number: 1-14640

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A.
(Exact name of registrant as specified in its charter)

Unibanco - Union of Brazilian Banks S.A.
(Translation of Registrant’s Name Into English)

Av. Eusébio Matoso, 891
05423-901 São Paulo - SP, Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F:   ☒      Form 40-F:   ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes:   ☐      No:   ☒

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A.

CNPJ. 33.700.394/0001-40
NIRE. 35.300.102.771

PUBLICLY HELD COMPANY

SUMMARY OF THE MINUTES OF THE EXTRAORDINARY SHAREHOLDERS’ MEETING HELD ON JANUARY 29, 2009.

VENUE AND TIME:	Av. Eusébio Matoso, 891, ground floor, in the city of São Paulo, State of São Paulo, at 2:00 p.m.

PRESIDING BOARD:	Geraldo Travaglia Filho - Chairman
Leila Cristiane Barboza Braga de Melo – Secretary

QUORUM:	Shareholders representing the total capital stock.

CALL NOTICE:	Publishing the call notice is not required, in accordance with paragraph 4 of article 124 of Law No. 6,404/76.

RESOLUTION APPROVED UNANIMOUSLY BY THOSE PRESENT:

The shareholders ratified the dismissal of Mr. JOSÉ FRANCISCO CANEPA as Executive Officer, which took place on December 31, 2008.

AUDIT BOARD:	There were no manifestations by the Audit Board, as it was not in session.

     São Paulo, January 29, 2009.

Signed:	Geraldo Travaglia Filho - Chairman
Leila Cristiane Barboza Braga de Melo – Secretary

ATTENDING SHAREHOLDERS: for UNIBANCO HOLDINGS S.A. - Geraldo Travaglia Filho and Marcelo Luis Orticelli - Officers; for BANCO ITAÚ S.A. - Roberto Egydio Setubal - President, and Ricardo Villela Marino - Executive Officer; and for E.JOHNSTON REPRESENTAÇÃO E PARTICIPAÇÕES S.A. - Pedro Moreira Salles - President.

This is a copy of the original minutes registered in the minute book of the Company.

São Paulo, January 29, 2009.

Geraldo Travaglia Filho	Leila Cristiane Barboza Braga de Melo
Chairman	Secretary

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 29, 2009
UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A.

	By:	/s/ Geraldo Travaglia Filho Name: Geraldo Travaglia Filho Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.